Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated September 12, 2022

Registration No. 333-249079

Pricing Term Sheet

T-MOBILE USA, INC.

$3,000,000,000

5.200% Senior Notes due 2033 (the “2033 Notes”)

5.650% Senior Notes due 2053 (the “2053 Notes”)

5.800% Senior Notes due 2062 (the “2062 Notes” and, collectively with the 2033

Notes and the 2053 Notes, the “Notes”)

Pricing Supplement, dated September 12, 2022, to Preliminary Prospectus Supplement, dated September 12, 2022 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

	2033 Notes	2053 Notes	2062 Notes
Principal Amount:	$1,250,000,000	$1,000,000,000	$750,000,000

Title of Securities:	5.200% Senior Notes due 2033	5.650% Senior Notes due 2053	5.800% Senior Notes due 2062

Final Maturity Date:	January 15, 2033	January 15, 2053	September 15, 2062

Public Offering Price:	99.841% of principal amount, plus accrued and unpaid interest, if any, from September 15, 2022	99.735% of principal amount, plus accrued and unpaid interest, if any, from September 15, 2022	99.322% of principal amount, plus accrued and unpaid interest, if any, from September 15, 2022

Coupon:	5.200%	5.650%	5.800%

Yield-to-Maturity:	5.221%	5.669%	5.844%

Spread over Reference Treasury:	+185 bps	+212.5 bps	+230 bps

Reference Treasury:	2.750% UST due August 15, 2032	2.875% UST due May 15, 2052	2.875% UST due May 15, 2052

Reference Treasury Yield:	3.371%	3.544%	3.544%

Gross Proceeds Before Expenses:	$1,248,012,500	$997,350,000	$744,915,000

Net Proceeds Before Expenses:	$1,243,325,000	$990,350,000	$739,290,000

CUSIP/ISIN Numbers:	CUSIP: 87264A CV5 ISIN: US87264ACV52	CUSIP: 87264A CW3 ISIN: US87264ACW36	CUSIP: 87264A CX1 ISIN: US87264ACX19

Terms Applicable to All Notes
Issuer:	T-Mobile USA, Inc., a Delaware corporation

Optional Redemption:

Prior to the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; and

(ii)  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 30 basis points in the case of the 2033 Notes, 35 basis points in the case of the 2053 Notes and 35 basis points in the case of the 2062 Notes less (b) unpaid interest accrued to the date of redemption (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

“Par Call Date” with respect to the applicable Series means:

Series	Par Call Date
2033 Notes	October 15, 2032
2053 Notes	July 15, 2052
2062 Notes	March 15, 2062

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2023 for the 2033 Notes and the 2053 Notes. March 15 and September 15, commencing March 15, 2023, for the 2062 Notes.

Record Dates:	January 1 and July 1 for the 2033 Notes and the 2053 Notes. March 1 and September 1 for the 2062 Notes.

Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:

NatWest Markets Securities Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

American Veterans Group, PBC

Blaylock Van, LLC

Great Pacific Securities

Trade Date:	September 12, 2022

Settlement Date:

September 15, 2022 (T+3)

We expect that delivery of the Notes will be made to investors on or about September 15, 2022, which will be the third business day following the date of this pricing supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-249079)

Denominations:	$2,000 and integral multiples of $1,000

The Issuer has filed a registration statement (Registration No. 333-249079) (including a Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, including those incorporated by reference into the Preliminary Prospectus and Preliminary Prospectus Supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, barclaysprospectus@broadridge.com, (888) 603-5847; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, prospectus@citi.com or by phone at (800) 831- 9146; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: 1-866-803-9204.

No PRIIPs KID: Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another communication system.